SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

    For American Depositary Shares Evidenced by American Depositary Receipts

                         ------------------------------

                                 BOOTS GROUP PLC
   (Exact name of Issuer of deposited securities as specified in its charter)

                                England and Wales
            (Jurisdiction of Incorporation or organization of Issuer)

                         ------------------------------

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                    60 Wall Street, New York, New York 10005
                            Tel. No.: (212) 602-3761
             (Address, including zip code, and telephone number of
                        depositary's principal offices)

                               DEUTSCHE BANK TRUST
                                COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 602 3761
    (Address, including zip code, and telephone number of agent for service)

                                    Copy to:

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005

      It is proposed that this filing become effective under Rule 466 :

           |X| immediately upon filing        |_| on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                                                         Proposed
                                                                    Proposed             Maximum
                                                   Amount            Maximum             Aggregate       Amount of
Title of Each Class of                              to be            Offering            Offering      Registration
Securities to be Registered                      Registered      Price Per Unit (1)      Price (2)          Fee
-------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each American
Depositary Share representing two
ordinary shares of Boots Group PLC                50,000,000           $0.05            $2,500,000         $230
===================================================================================================================

(1)   Each unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                                                                                Location in Form of American Depositary
Item Number and Caption                                                         Receipt Filed Herewith as Prospectus
-----------------------                                                         ------------------------------------
   (1)  Name and address of Depositary                                          Introductory paragraph

   (2)  Title of American Depositary Receipts and identity of                   Face of American Depositary Receipt, top center
        deposited securities

Terms of Deposit:

(i)     Amount of deposited securities represented by one unit of               Face of American Depositary Receipt, upper right
        American Depositary Shares                                              corner

(ii)    Procedure for voting, if any, the deposited securities                  Articles (12) and (14)

(iii)   Collection and distribution of dividends                                Article (13)

(iv)    Transmission of notices, reports and proxy soliciting material          Articles (11) and (12)

(v)     Sale or exercise of rights                                              Articles (13) and (14)

(vi)    Deposit or sale of securities resulting from dividends, splits          Articles (13) and (16)
        or plans of reorganization

(vii)   Amendment, extension or termination of the Deposit Agreement            Articles (18) and (19)

(viii)  Rights of holders of receipts to inspect the transfer books of          Article (3)
        the Depositary and the list of Holders of receipts

(ix)    Restrictions upon the right to deposit or withdraw the                  Articles (1), (2), (4), (6), (15), (16) and (17)
        underlying securities

(x)     Limitation upon the liability of the Depositary                         Introductory paragraph and Articles (1), (2), (4),
                                                                                (7), (16) and (17)

(3)     Fees and Charges                                                        Article (20)

Item 2. AVAILABLE INFORMATION

                                                                                Location in Form of American Depositary Receipt
Item Number and Caption                                                         Filed Herewith as Prospectus
-----------------------                                                         ----------------------------
(a)     Statement that the issuer of the deposited securities                   Article (11)
        specified above furnishes the Commission with certain
        public reports and documents required by foreign law or
        otherwise under Rule 12g3-2(b) under the Securities
        Exchange Act of 1934 and that such reports can be
        inspected by holders of American Depositary Receipts
        and copied at public reference facilities maintained by
        the Commission in Washington, D.C.

                                   Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT
(A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

      (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

      (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

      (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

      (e) Certification under Rule 466.

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 29, 2003.

                                              Legal entity created by the
                                              agreement for the issuance of
                                              American Depositary Receipts
                                              evidencing American Depositary
                                              Shares for ordinary shares of
                                              Boots Group PLC

                                              By: DEUTSCHE BANK TRUST COMPANY
                                                      AMERICAS, Depositary


                                              By: /s/William Fahey
                                                 -------------------------------
                                              William Fahey
                                              Vice President


                                              By: /s/Paul Martin
                                                 -------------------------------
                                              Paul Martin
                                              Vice President

                                INDEX TO EXHIBITS

Exhibit                                                           Sequentially
Number                                                            Numbered Page
------                                                            -------------
      (a)   Form of ADR

      (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

      (e)   Rule 466 Certification